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SEC FILE NUMBER
8-49205

ANNUAL REPORTS FORM X-17A-5 PART III

SEC Mail Processing
APR 0 8 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Triton Pacific Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1979 Port Locksleigh Place
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert E. Davis Jr.	424-442-1370	rdavis@tritonpacifi
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants, Chartere
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E Davis Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triton Pacific Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

SEE CALIFORNIA JURAT ATTACHED
DATE 3/13/24 INTL PH

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th day of March, 2024, by Robert E. Davis Jr,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PHILIP ANDREW HORN
Comm. # 2423[illegible]
NOTARY PUBLIC-CALIFORNIA
COUNTY OF ORANGE
My Comm. Exp. [illegible]

(Seal) Signature Phil Horn

Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

**This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3).
A statement of financial condition, bound separately,
Has been filed with the Securities and Exchange Commission,
simultaneously as a public document.**

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-8530
FACSIMILE
(913) 782-6584

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Triton Pacific Capital, LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC. as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triton Pacific Capital, LLC management. Our responsibility is to express an opinion on Triton Pacific Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triton Pacific Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triton Pacific Capital, LLC's auditor since 2021.

Olathe, Kansas
March 27, 2024

Triton Pacific Capital, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash and cash equivalents	$ 230,201
Securities	1,456,416
Placement fee receivable	763,621
Other assets and deposits	3,750
Furniture, fixtures and equipment	28,500
Total Assets	**$ 2,482,488**

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 357,145
Total Liabilities	$ 357,145
Member's Equity	$ 2,125,343
Total Liabilities and Member's Equity	$ 2,482,488

See accompanying notes to the financial statements.

Note 1 – Organization and Nature of Business

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company does not hold customer funds and/or securities and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Agency ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company provides private placement capital raising services to clients in the alternative asset sector.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company does not hold customer funds and/or securities. The Company currently conducts two types of business as a securities broker-dealer.

- Private placements of securities
- Provides capital raising services to the real estate, private equity, energy, credit and infrastructure sector

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company operates under the ability to maintain a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Revenue Recognition – The Company is engaged to assist clients in raising capital from institutional investors in a client sponsored investment vehicle. Each investor does their own due diligence and evaluation regarding the investment vehicle and makes their own unilateral decision to invest or not to invest. All such transactions are private placements (Reg. D exempt). The Company is paid its fees over a one to four year time frame, and the fees are by its clients, not the investor. The Company also receives retainers that are paid monthly or quarterly. To the extent that the fee exceeds the amount of the retainer, the retainer is credited (offset) against the payment of the fee over the term of the fee payment. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when evidence of an arrangement exists; the fee is fixed or able to be determinable; performance has occurred; and collectability is reasonably assured. Revenue is recorded when payment is received and deposited. It "earns" its fee upon the closing of a legally binding capital commitment from an investor to one of the client sponsored investment vehicles for which the Company was engaged to assist in raising capital.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2020 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023

Fair Value Measurements on a Recurring Basis
As of December 31, 2023

Assets	Level 1	Level 2	Level 3	Total
Cash	$ 230,201	-	-	$ 230,201
Securities	$ 1,456,416	-	-	$ 1,456,416

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2023, the Company had net capital of
$1,201,380 which was $1,177,570 in excess of its required net capital requirement of $23,810. The Company's percentage of aggregate indebtedness, $357,145, to net 1000% capital was 29.73%.

Note 5 – Income Taxes

For the year ended December 31, 2023, the Company recorded gross receipts tax of $6,800.

Note 6 – New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued ASU 2016-2, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition.

Note 7 – Related Parties

The Firm currently leases office space in a location that is owned by the Firm's CEO. The arrangement is documented by a lease agreement and the lease obligation appears in the books and records of the Firm.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Capital, LLC
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

See independent auditor's report.

Triton Pacific Capital, LLC
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

See independent auditor's report.